UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Hudson Ltd.

(Name of Issuer)

Class A common shares, par value $0.001 per share

(Title of Class of Securities)

G46408103

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G46408103	Schedule 13G

1	NAME OF REPORTING PERSON Dufry AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 53,093,315 Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 53,093,315 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,093,315 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G46408103	Schedule 13G

1	NAME OF REPORTING PERSON Dufry International AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 53,093,315 Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 53,093,315 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,093,315 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G46408103	Schedule 13G

Item 1(a).	Name of Issuer

Hudson Ltd. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

4 New Square, Bedfont Lakes, Feltham, Middlesex TW14 8HA, United Kingdom.

Item 2(a).	Name of Person Filing

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Dufry AG

Dufry International AG

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons is Brunngässlein 12, CH – 4052 Basel, Switzerland.

Item 2(c).	Citizenship

The Reporting Persons are organized under the laws of Switzerland.

Item 2(d).	Title of Class of Securities

Class A common shares, par value $0.001 per share.

Item 2(e).	CUSIP Number

G46408103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. G46408103	Schedule 13G

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

As of the close of business on December 31, 2018, the Reporting Persons beneficially own 53,093,315 Class A common shares of the Issuer issuable upon conversion on a one-for-one basis of 53,093,315 Class B common shares held of record by Dufry International AG, representing 57.4% of the Issuer’s total outstanding Class A and Class B common shares.

Dufry International AG is a wholly-owned subsidiary of Dufry AG.  Accordingly, Dufry AG may be deemed to share beneficial ownership of the Class B common shares owned of record by Dufry International AG.

Item 4(b).	Percent of Class

See Item 4(a) hereof.

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 53,093,315

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 53,093,315

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

CUSIP No. G46408103	Schedule 13G

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 13, 2019

Dufry AG

By:	/s/ Julian Diaz
Name:	Julian Diaz
Title:	CEO

By:	/s/ Andreas Schneiter
Name:	Andreas Schneiter
Title:	CFO

Dufry International AG

By:	/s/ Julian Diaz
Name:	Julian Diaz
Title:	CEO

By:	/s/ Andreas Schneiter
Name:	Andreas Schneiter
Title:	CFO

EXHIBIT A TO SCHEDULE 13G

JOINT FILING AGREEMENT

IN ACCORDANCE WITH Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A common shares, par value $0.001 per share, of Hudson Ltd. and that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(2), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to know such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 13th day of February 2019.

Dufry AG

By:	/s/ Julian Diaz
Name:	Julian Diaz
Title:	CEO

By:	/s/ Andreas Schneiter
Name:	Andreas Schneiter
Title:	CFO

Dufry International AG

By:	/s/ Julian Diaz
Name:	Julian Diaz
Title:	CEO

By:	/s/ Andreas Schneiter
Name:	Andreas Schneiter
Title:	CFO